Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2 Date of Material Change

September 2, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on September 2, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

September 2, 2025

SCHEDULE “A”

DIGI POWER X EXPANDS DIGITAL ASSET HOLDINGS AND ACCELERATES PIVOT TO AI INFRASTRUCTURE WITH ALABAMA BUILD-OUT AND REPORTS AUGUST 2025 PRODUCTION RESULTS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – September 2, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended August 31, 2025, combined with an operations update. All monetary references are expressed in U.S. dollars unless otherwise indicated.

During the past month, the Company participated, and continues to actively participate, in a variety of load curtailment programs that reduce BTC mining costs, as summer capacity pricing has been historically high. By contributing and performing in these load reduction programs, the Company has seen a reduction in its BTC mining costs, in addition to being able to provide crucial grid reliability to surrounding electric consumers

Monthly Production Highlights for August 2025

●	The Company held cash, BTC, Ethereum (“ETH”) and cash deposits of approximately $29 million as of August 31, 2025, as compared to $30 million on July 31, 2025 (based on a BTC price of $108,200 as of August 31, 2025 and $117,200 as of July 31, 2025, per CoinMarketCap).

●	Digi Power X expanded its inventory of BTC from approximately 61 BTC as of July 31, 2025 to 85 BTC as of August 31, 2025, representing an increase of 37% over the previous month, through its mining activities and the purchase of BTC.

●	Continued to diversify the Company’s crypto portfolio with the conversion of cash into ETH during the month, bringing total ETH holdings to approximately 1,000 ETH as of August 31, 2025, representing a fair market value of approximately $4.4 million (based on a ETH price of $4,390 as of August 31, 2025 per CoinMarketCap), as compared to 516.64 ETH held as of July 31, 2025, representing a fair market value of approximately $1.9 million (based on a ETH price of $3,700 as of July 31, 2025 per CoinMarketCap). The number of ETH held by Digi Power X increased by 93% over the previous month.

●	The value of BTC produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $3.5 million in August 2025 (based on a BTC price of $108,200 as of August 31, 2025, per CoinMarketCap).

●	Miners running at the Company’s facilities produced approximately 24 BTC during the month between self-mining and colocation agreements, representing an approximate value of $2.6 million (based on a BTC price of $108,200 as of August 31, 2025, per CoinMarketCap).

●	The Company has invested approximately $5.5 million year-to-date in capital expenditures and mining infrastructure support equipment, including approximately $0.3 million in August.

Strategic Pivot to AI – Alabama Site

●	Mining Transition: Digi Power X has ceased BTC mining operations in Alabama, redeploying resources in that location toward AI infrastructure.

●	Construction under way: Tier 3-certified AI-ready facilities are under construction at the Alabama site, with the first ARMS 200 pod expected for installation in December 2025 and operation beginning in Q1 2026.

●	40 MW Critical / 55 MW Total: The Alabama campus is designed to deliver 40 MW of critical Tier 3 power capacity upon completion, backed by 55 MW of total power availability, which could support supporting more than 10,000 NVIDIA Blackwell GPUs.

●	Financing Strategy: Company is in advanced discussions and the capex for future growth is expected to be supported by tenant contracts and up to 70% non-dilutive debt financing, with income expected to fully cover debt service and deliver positive cash flow.

AI Data Center Expansion – ARMS 200 Platform

●	Provisional Patent Filed for ARMS 200, a 1 MW modular Tier 3 data center optimized for GPU-dense workloads.

●	Each ARMS 200 is designed to support up to 256 NVIDIA B200/B300 GPUs, with liquid cooling and dual-path power redundancy.

●	Future Growth: ARMS 300 and ARMS 400 models are in development for larger-scale deployments.

Strategic Partnerships & GPU Deployment

●	Supermicro Purchase Order: Definitive order placed with Super Micro Computer, Inc. (NASDAQ: SMCI) for NVIDIA B200-powered systems.

●	NeoCloud GPU-as-a-Service: Proprietary orchestration platform enabling secure, multi-tenant GPU rentals. Pilot programs for this service are expected to commence in Q4 2025.

●	Alignment with NVIDIA AI Grid: Digi Power X is fully aligned with NVIDIA’s initiative to connect data centers into an integrated AI grid, positioning ARMS 200 as a ready-to-deploy module within this global compute fabric. This alignment will ensure that Digi Power X can provide customers with scalable, standards-based GPU capacity directly tied into NVIDIA’s next-generation ecosystem.

Diversified Infrastructure Strategy

●	BTC mining continues at Digi Power X’s other sites, with next-generation hydro-powered systems scheduled for Q1 2026 deployment.

●	Energy Infrastructure: Current footprint of approximately 100 MW across three sites, with expansion to more than 200 MW planned.

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working to expand its capacity to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about the Company’s expectations concerning the potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: delivery of equipment and implementation of systems may not occur on the timelines anticipated by the Company or at all; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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